SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY12 part 2 of 5

Part 2 of 5

Supplement 2
Financial supplement
The MCEV supplement is published as a separate report

Group performance - IFRS basis

Reconciliation of Group operating profit to (loss)/profit after tax - IFRS basis

For the year ended 31 December 2012

			2012 £m			2011 £m
	Continuing Operations	Discontinued Operations1	Total	Continuing Operations	Discontinued Operations	Total
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	892	-	892	964	-	964
France	335	-	335	323	-	323
United States	-	200	200	-	197	197
Italy, Spain and Other	374	-	374	360	185	545
Higher growth markets	230	-	230	279	-	279
Total life business (note 1)	1,831	200	2,031	1,926	382	2,308
General insurance and health
United Kingdom & Ireland	491	-	491	564	-	564
France	95	-	95	144	-	144
Canada	276	-	276	254	-	254
Italy and Other	53	-	53	(2)	1	(1)
Higher growth markets	(22)	-	(22)	(25)	-	(25)
Total general insurance and health (note 5)	893	-	893	935	1	936
Fund management
Aviva Investors	39	55	94	50	38	88
United Kingdom	11	-	11	11	-	11
Other	1	-	1	-	11	11
Total fund management (note 6)	51	55	106	61	49	110
Other
Other operations (note 14)	(204)	(4)	(208)	(204)	(5)	(209)
Market operating profit	2,571	251	2,822	2,718	427	3,145
Corporate centre (note 15)	(136)	-	(136)	(138)	-	(138)
Group debt costs and other interest (note 16)	(659)	(12)	(671)	(648)	(13)	(661)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	1,776	239	2,015	1,932	414	2,346
Share of operating profit (before tax) of Delta Lloyd as an associate	112	-	112	157	-	157
Operating profit before tax attributable to shareholders' profits	1,888	239	2,127	2,089	414	2,503
Integration and restructuring costs (note 17)	(461)	(7)	(468)	(261)	(7)	(268)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	1,427	232	1,659	1,828	407	2,235
Adjusted for the following:
Investment return variances and economic assumption changes on life business (note 18)	(620)	342	(278)	(897)	(719)	(1,616)
Short-term fluctuation in return on investments on non-life business (note 19)	7	-	7	(266)	(60)	(326)
Economic assumption changes on general insurance and health business (note 20)	(21)	-	(21)	(90)	-	(90)
Impairment of goodwill, associates and joint ventures and other amounts expensed (note 21)	(60)	(782)	(842)	(392)	-	(392)
Amortisation and impairment of intangibles	(128)	(129)	(257)	(116)	(60)	(176)
(Loss)/profit on the disposal of subsidiaries and associates (note 22)	(164)	(2,359)	(2,523)	565	(32)	533
Exceptional items (note 23)	-	-	-	(57)	-	(57)
Non-operating items before tax (excluding Delta Lloyd as an associate)	(986)	(2,928)	(3,914)	(1,253)	(871)	(2,124)
Share of Delta Lloyd's non-operating items (before tax) as an associate (note 24)	(523)	-	(523)	10	-	10
Non-operating items before tax	(1,509)	(2,928)	(4,437)	(1,243)	(871)	(2,114)
Share of Delta Lloyd's tax expense, as an associate	107	-	107	(34)	-	(34)
(Loss)/profit before tax attributable to shareholders' profits	25	(2,696)	(2,671)	551	(464)	87
Tax on operating profit	(465)	(78)	(543)	(487)	(163)	(650)
Tax on other activities	238	(74)	164	353	270	623
	(227)	(152)	(379)	(134)	107	(27)
(Loss)/profit for the period	(202)	(2,848)	(3,050)	417	(357)	60

1 Discontinued operations: current period represents the results of the United States and prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

(Loss)/earnings per share - IFRS basis

			2012			2011
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Operating profit per share on an IFRS basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	39.2p	5.5p	44.7p	47.5p	6.3p	53.8p
Diluted (pence per share)	38.6p	5.4p	44.0p	46.7p	6.2p	52.9p
(Losses) / earnings after tax on an IFRS basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	(15.2)p	(97.9)p	(113.1)p	11.1p	(5.3)p	5.8p
Diluted1 (pence per share)	(15.2)p	(97.9)p	(113.1)p	10.9p	(5.3)p	5.7p

1 Losses have an anti-dilutive effect. Therefore the basic and diluted earnings have remained the same.

Life business

1 - Life business adjusted operating profit

	2012 £m	2011 £m
United Kingdom	887	917
Ireland	5	47
United Kingdom & Ireland	892	964
France	335	323
Spain	215	216
Italy	159	140
Other	-	4
Developed markets	1,601	1,647
Poland	153	167
Asia	69	108
Other	8	4
Higher growth markets	230	279
Total - continuing operations	1,831	1,926
Total - discontinued operations	200	382
Total	2,031	2,308

Life business adjusted operating profit before shareholder tax for continuing operations reduced by 5% to £1,831 million (FY11: £1,926 million).
      The fall in operating profit was primarily driven by lower unit-linked margins (as a result of reduced opening funds under management), reduced non-recurring items compared to the prior-year (in the UK and in Asia) and weakening of the Euro and Zloty against Sterling. On a constant currency basis there was growth in operating profit in our businesses in continental Europe despite challenging economic and market conditions.

Life adjusted operating profit for discontinued operations includes the full year results for the US life and annuities business for the current and prior periods, and £185 million for Delta Lloyd in the prior period, which represented 100% of Delta Lloyd's result as a subsidiary up to 6 May 2011.

2 - Life business profit driver analysis

	United Kingdom & Ireland		France		Italy, Spain and Other		Higher growth markets		Total continuing operations
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
New business income	619	566	120	142	87	158	162	149	988	1,015
Underwriting margin	229	256	61	20	213	217	123	129	626	622
Investment return	854	912	492	534	389	409	270	305	2,005	2,160
Total Income	1,702	1,734	673	696	689	784	555	583	3,619	3,797
Acquisition expenses	(451)	(439)	(111)	(139)	(127)	(223)	(181)	(182)	(870)	(983)
Administration expenses	(412)	(387)	(222)	(216)	(162)	(175)	(116)	(134)	(912)	(912)
Total Expenses	(863)	(826)	(333)	(355)	(289)	(398)	(297)	(316)	(1,782)	(1,895)
DAC, AVIF and Other	53	56	(5)	(18)	(26)	(26)	(28)	12	(6)	24
Total - continuing operations	892	964	335	323	374	360	230	279	1,831	1,926

Total income reduced by 4.7% to £3,619 million (FY11: £3,797 million) while total expenses fell by 6.0% to £1,782 million (FY11: £1,895 million), giving an improvement in cost/income ratio to 49.2% (FY11: 49.9%). In addition, there was a reduction in the overall contribution from DAC and AVIF amortisation and Other items, with an aggregate £6 million charge for the year (FY11: £24 million profit).

 Income: New business income and underwriting margin

	United Kingdom & Ireland		France		Italy, Spain and Other		Higher growth markets		Total continuing operations
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
New business income (£m)	619	566	120	142	87	158	162	149	988	1,015
APE (£m)	1,516	1,638	380	432	395	590	446	465	2,737	3,125
As margin on APE (%)	41%	35%	32%	33%	22%	27%	36%	32%	36%	32%
Underwriting margin	229	256	61	20	213	217	123	129	626	622
Analysed by:
Expenses	78	102	-	-	85	108	46	48	209	258
Mortality and longevity	87	75	61	20	104	84	66	65	318	244
Persistency	64	79	-	-	24	25	11	16	99	120

 (a) New business income
New business income decreased to £988 million (FY11: £1,015 million). A reduction in sales volumes by 12% (on an APE basis) was partly offset by an improvement in new business profitability to 36% (FY11: 32%).

In the UK and Ireland, while new business volumes reduced by 7%, the profitability improved by 17% to give an overall increase in new business income of 9%. The key drivers of this were improved product profitability and changes in mix. Increases in protection sales were offset by lower bulk purchase annuity sales and a reduction in the proportion of lower margin Irish business as a result of the closure of our joint venture with Allied Irish Bank ('AIB') in Ireland.

New business volumes fell significantly in our continental European markets driving a reduction in new business income. In France new business income was down 15% to £120 million with profitability broadly stable. On a constant currency basis volumes were down 5%, with the balance of the adverse variance due to foreign exchange movements. In Italy there was a significant reduction in new business volumes with profitability also reduced as a result of changes in business mix. In higher growth markets, an increase in new business profitability was partly offset by lower sales volumes in some markets.

(b) Underwriting margin
The underwriting margin increased to £626 million (FY11: £622 million). The increased mortality margin in France was primarily driven by management actions to reduce guaranteed death benefits which generated additional profits of around £29 million (FY11: £10 million). This positive variance was partly offset by lower expense and persistency margins in UK and Ireland. In Italy, the underwriting margin increased due to the release of mortality margins through reinsurance of protection business, partly offset by a reduction in expense margin due to an increase in expense reserves in the year. On a constant currency basis the underwriting margin increased in France, Italy and Spain, and was stable in higher growth markets. In addition, underwriting margin reduced due to the sale of certain smaller European businesses in 2012.

Income: investment return

	United Kingdom & Ireland		France		Italy, Spain and Other		Higher growth markets		Total continuing operations
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Unit-linked margin (£m)	425	451	142	173	117	141	208	231	892	996
As annual management charge on average reserves (bps)	95	99	120	122	94	98	139	144	106	110
Average reserves (£bn)	44.9	45.7	11.8	14.2	12.4	14.4	15.0	16.1	84.1	90.4
Participating business (£m)	78	69	333	333	143	140	(8)	3	546	545
As bonus on average reserves (bps)	20	16	72	69	103	94	n/a	25	54	51
Average reserves (£bn)	39.8	42.5	46.3	48.6	13.9	14.9	1.4	1.3	101.4	107.3
Spread margin (£m)	153	165	-	-	37	46	39	37	229	248
As spread margin on average reserves (bps)	39	49	-	-	106	129	197	208	50	62
Average reserves (£bn)	38.8	34.0	1.1	1.0	3.5	3.5	2.0	1.8	45.4	40.3
Expected return on shareholder assets (£m)	198	227	17	28	92	82	31	34	338	371
Total investment return	854	912	492	534	389	409	270	305	2,005	2,160

(c) Unit-linked margin
The unit-linked margin fell to £892 million (FY11: £996 million). The reduction is primarily due to lower opening funds under management compared to the prior period, following adverse market movements in the second half of 2011, particularly in continental Europe.

The margin as a proportion of average unit-linked reserves was 106 bps (FY11: 110 bps), on average reserves of £84 billion (FY11: £90 billion). The reduced margin on reserves was driven by the UK, with a shift in business mix from bonds to pensions which have lower average fund charges. Profitability in Poland also declined as a consequence of legislative changes.

(d) Participating business
Income from participating business was stable at £546 million (FY11: £545 million). In the UK & Ireland, the shareholder transfer from with-profit funds increased to £78 million (FY11: £69 million), reflecting terminal bonuses on a higher level of outflows. This increase was offset by reduced income in other markets of £468 million (FY11: £476 million), driven by exchange rate movements.

The majority of participating business income is earned in France, where there is a fixed management charge of around 50bps on AFER business, which is the largest single component of the business. After adjusting for the impact of exchange rate movements, there was an increase in participating income in France in the year. In Italy and Spain there was a small increase in participating business income to £143 million (FY11: £140 million). Overall reserves were stable on a constant currency basis, with an improvement in overall profitability. In higher growth markets, losses were incurred on our businesses in China and Hong Kong.

(e) Spread margin
Spread business income reduced to £229 million (FY11: £248 million). Spread margins relate mainly to UK immediate annuity, deferred annuity and equity release business.  The reduced margin was driven by the run-off of the higher margin deferred annuity business and an increase in the immediate annuity book, which has a lower margin on reserves. The spread margin on average reserves was 50 bps (FY11: 62 bps), on average reserves of £45 billion (FY11: £40 billion).

(f) Expected return on shareholder assets
Expected returns were £338 million (FY11: £371 million), representing investment income on surplus funds. The reduction in income relates mainly to the UK, as a result of lower opening yields, and Ireland, reflecting a change in asset mix. This was partly offset by an increased return in Italy.

Expenses

	United Kingdom & Ireland		France		Italy, Spain and Other		Higher growth markets		Total continuing operations
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Acquisition expenses (£m)	(451)	(439)	(111)	(139)	(127)	(223)	(181)	(182)	(870)	(983)
APE (£m)	1,516	1,638	380	432	395	590	446	465	2,737	3,125
As acquisition expense ratio on APE (%)	30%	27%	29%	32%	32%	38%	41%	39%	32%	31%
Administrative expenses	(412)	(387)	(222)	(216)	(162)	(175)	(116)	(134)	(912)	(912)
As existing business expense ratio on average reserves (bps)	33	32	37	34	54	53	63	70	39	38
Average reserves (£bn)	123.5	122.2	59.2	63.8	29.8	32.8	18.4	19.2	230.9	238.0

(g) Acquisition expenses
Acquisition expenses reduced to £870 million (FY11: £983 million), driven by lower acquisition costs in European markets. In Italy, there was a significant reduction in sales volumes and, therefore, in acquisition commission, offsetting the decrease in new business income. This reduction was partly offset by higher costs in the UK, reflecting changes in business mix, in particular the increase in protection business sales. The ratio of acquisition expenses to APE was 32% (FY11: 31%).

(h) Administration expenses
Administration expenses were unchanged at £912 million (FY11: £912 million). The expense ratio on average reserves was 39 bps (FY11: 38 bps), on lower average reserves of £231 billion (FY11: £238 billion).

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to an overall charge of £6 million (FY11: £24 million profit).  DAC and AVIF amortisation charges reduced in UK & Ireland and in France. This was offset by a reduction in positive contribution from other items compared with 2011. In the UK, there was a release of a £90 million annuity longevity transaction reserve no longer required, offset by £16 million adverse impact from capital management actions (FY11: £93 million benefit from the Part VII transfer of the former RBS JV business and £30 million release of a tax provision associated with the reattribution of the inherited estate). In other markets, the reduction in contribution compared with 2011 was driven by a number of items including lower distribution company profits in France and prior-year reserve releases of £25 million in Hong Kong.

3 - Life business net flows

	Funds under management at 1 Jan 2012 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows £m	Market and other movements £m	Funds under management at 31 Dec 2012 £m
Life business
United Kingdom - non profit	75,540	7,946	(6,700)	1,246	4,614	81,400
United Kingdom - with-profits	46,178	830	(5,098)	(4,268)	624	42,534
Ireland	8,861	739	(1,164)	(425)	345	8,781
United Kingdom & Ireland	130,579	9,515	(12,962)	(3,447)	5,583	132,715
France	62,654	3,700	(4,619)	(919)	5,707	67,442
Italy, Spain and Other	26,246	3,306	(5,208)	(1,902)	1,890	26,234
Developed markets	219,479	16,521	(22,789)	(6,268)	13,180	226,391
Higher growth markets	5,446	978	(847)	131	366	5,943
Life business - continuing operations	224,925	17,499	(23,636)	(6,137)	13,546	232,334
Other funds under management included within consolidated IFRS assets	21,637					22,072
Third party funds under management not included within consolidated IFRS assets	52,889					56,587
Funds under management (continuing operations)	299,451					310,993
Discontinued operations	37,110					38,148
Total Funds under management	336,561					349,141
Life business net flows in the table above are shown net of reinsurance and exclude flows relating to UK equity release products.

Life business
United Kingdom and Ireland
During 2012, the net inflows of £1.2 billion for the UK non-profit business were mainly the result of strong sales of individual annuities  (annuities were up 10% on PVNBP basis) and group personal pensions. Net outflows from the UK with-profits book and Ireland, which are largely old legacy products, amounted to £4.3 billion and £0.4 billion respectively.

France
Life business net outflows of £0.9 billion are mainly driven by lower sales of savings products reflecting the tough economic environment (sales in the French market1 decreased 10%), combined with a broadly similar level of redemptions compared to FY11. Other movements reflect adverse foreign exchange movements, driven by the weakening of the euro against sterling, which were more than offset by net positive market movements.

Italy, Spain and Other
Net outflows of £1.9 billion are primarily driven by Italy (lower savings sales) and Spain (lower savings sales and higher redemptions) reflecting the challenging market and economic conditions across the Eurozone and changes in product mix. Other movements reflect adverse foreign exchange movements driven by the weakening of the euro against sterling, which were more than offset by net positive market movements.

4 - Present value of new business premiums, internal rate of return and payback period

The internal rates of return on new business written during the period are set out below. We manage new business against a target IRR of 13%.

	Present value of new business premiums		IRR %		Payback period years
	2012	2011	2012	2011	2012	2011
United Kingdom	10,410	11,254	18%	15%	6	7
Ireland	632	917	2%	6%	25	12
United Kingdom & Ireland	11,042	12,171	16%	14%	8	8
France	3,638	4,047	11%	11%	8	8
Spain	1,295	1,926	21%	23%	4	4
Italy	1,971	2,993	12%	12%	6	6
Other	159	262	8%	9%	10	8
Developed markets	18,105	21,399	15%	14%	8	7
Poland	373	487	20%	24%	4	4
Asia	1,765	1,782	11%	13%	11	12
Other	403	320	28%	22%	3	4
Higher growth markets	2,541	2,589	16%	17%	8	9
Total excluding Delta Lloyd and United States	20,646	23,988	14.9%	14.5%	8	7
United States	4,039	3,932	17%	14%	4	5
Delta Lloyd1	-	1,085	-	10%	-	10
Total	24,685	29,005	15.5%	14.3%	7	7

1 Prior period includes the results of Delta Lloyd up to 6 May 2011 only.

Total IRR (excluding Delta Lloyd and United States) improved to 14.9% (FY11: 14.5%). This was driven by an increase in the UK to 18% (FY11:15%), mainly due to pricing actions in core products and the withdrawal of products not achieving hurdle rates, partly offset by reductions in some other markets reflecting difficult economic conditions.

1As published by the Fédération Française des Sociétés d'Assurance as at December 2012

General insurance and health

5 - General insurance and health

	Underwriting result		Longer-term investment return		Operating profit
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
General insurance - continuing operations
United Kingdom1,2	37	110	431	425	448	508
Ireland1	(6)	(5)	27	38	21	32
United Kingdom & Ireland	31	105	458	463	469	540
France	37	70	50	62	87	132
Canada1	139	97	146	168	276	254
Italy and Other3	25	(36)	28	34	53	(2)
Developed markets	232	236	682	727	885	924
Higher growth markets	(32)	(29)	15	12	(17)	(17)
	200	207	697	739	868	907
Health insurance - continuing operations
United Kingdom	6	4	8	8	14	12
Ireland	6	10	2	2	8	12
United Kingdom & Ireland	12	14	10	10	22	24
France	8	11	-	1	8	12
Developed markets	20	25	10	11	30	36
Higher growth markets	(6)	(8)	1	-	(5)	(8)
	14	17	11	11	25	28
Total - continuing operations	214	224	708	750	893	935
Total - discontinued operations4	-	(28)	-	34	-	1
Total	214	196	708	784	893	936

1  Continuing operating profit includes an unfavourable impact of £29 million resulting from a combination of unwind of discount and pension scheme net finance costs (FY11: £39 million). £20 million unfavourable impact relates to UKGI (FY11: £27 million), £nil relating to Ireland (FY11: £1 million), £9 million unfavourable impact relates to Canada (FY11: £11 million).

2 Prior period UK general insurance results included RAC operating profit of £75 million, including an underwriting result of £71 million and longer-term investment return of £4 million.
3 Other includes Aviva Re and agencies in run-off.
4 Discontinued operations relate to the activities of Delta Lloyd prior to its disposal on 6 May 2011.

Net written premiums	2012 £m	2011 £m
General insurance - continuing operations
United Kingdom	4,062	4,371
Ireland	326	367
United Kingdom & Ireland	4,388	4,738
France	784	789
Canada	2,176	2,083
Italy and Other1	424	484
Developed markets	7,772	8,094
Higher growth markets	176	181
	7,948	8,275
Health insurance - continuing operations
United Kingdom	528	473
Ireland	102	104
United Kingdom & Ireland	630	577
France	218	227
Developed markets	848	804
Higher growth markets	98	83
	946	887
Total - continuing operations	8,894	9,162
Total - discontinued operations2	-	557
Total	8,894	9,719

1. Other includes Aviva Re and agencies in run-off.
2. Discontinued operations relate to the activities of Delta Lloyd prior to its disposal on 6 May 2011.

5 - General insurance and health continued

Combined operating ratios - general insurance business only

	Claims ratio		Expense ratio		Combined operating ratio
	2012%	2011%	2012%	2011%	2012%	2011%
United Kingdom1	63.3%	62.1%	10.0%	10.3%	98%	96%
Ireland	69.7%	70.7%	21.4%	21.1%	102%	102%
United Kingdom & Ireland	63.8%	62.8%	10.8%	11.1%	99%	97%
France	66.6%	61.2%	9.6%	11.1%	95%	90%
Canada	61.0%	64.1%	12.3%	11.9%	93%	95%
Developed markets	63.9%	64.1%	10.6%	11.0%	97%	96%
Higher growth markets	79.7%	77.9%	23.6%	22.9%	119%	117%
Total - continuing operations	64.2%	64.4%	10.9%	11.3%	97%	97%

1 United Kingdom excluding Aviva Re and agencies in run-off.

Detailed analysis is given within the IFRS supplement, note A20.
      Ratios are measured in local currency. The total Group ratios are based on average exchange rates applying to the respective periods.

Definitions:
Claims ratio: Incurred claims expressed as a percentage of net earned premiums.
Expense ratio: Written expenses excluding commissions expressed as a percentage of net written premiums.
Combined operating ratio: Aggregate of claims ratio, expense ratio and commission ratio.
Commission ratio: Written commissions expressed as a percentage of net written premiums.

Group operating profit from continuing general insurance and health operations for the period was £893 million (FY11: £935 million). Excluding RAC from 2011, total operating profit increased by 4% due to good performances in Canada and the United Kingdom, together with an improvement in Italy.
      We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at a robust level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In 2012, we have had prior year positive development benefiting operating profit by £84 million (FY11: £36 million strengthening of reserves).
      The worldwide general insurance combined operating ratio was stable at 97% (FY11: 97%). The worldwide GI expense ratio has improved by 0.4% at 10.9% (FY11: 11.3%)  reflecting our continued focus on improving efficiency.
      The longer term investment return (LTIR) on continuing general insurance and health business assets was lower at £708 million (FY11: £750 million)reflecting lower investment yields compared with the prior period.

United Kingdom & Ireland
Operating profit for our general insurance and health business in the UK and Ireland of £491 million (FY11: £564 million) comprises:
■ £448 million from UK general insurance (FY11: £508 million, including £75m from RAC);
■ a contribution of £21 million (FY11: £32 million) from Ireland general insurance, and;
■ £22 million from our UK and Ireland health businesses (FY11: £24 million)

All subsequent commentary relates to our UK general insurance businesses.
In the United Kingdom total operating profit for the year was £448 million (FY11: £508 million). Excluding the RAC contribution of £75 million in 2011, this represented a like for like increase of 3% as we continue to benefit from our focus on underwriting excellence and active management of claims costs and expenses. 2012 was the second wettest year 2 on record and whilst we received more flood claims, overall weather-related claims were broadly in line with the long-term average compared to the favourable weather we experienced in 2011. Prior year reserves were strengthened by £17 million (FY11: £37 million strengthening), including an increase of £53 million in latent claims provisions (mainly driven by an increase in deafness claims), partly offset by favourable development in other classes of business including commercial property. Investment return has shown a modest increase to £431 million (FY11: £425 million) with the benefit of higher assets (following the sale of RAC) offsetting lower yields in the year.
Our combined operating ratio was stable at 98% (FY11: 98% excluding RAC), and included an improvement of approximately 2pp in underlying underwriting performance offset by the adverse year-on-year movement in weather experience and latent claims strengthening. The expense ratio improved to 10.0% (FY11: 10.1% excluding RAC).
      United Kingdom general insurance net written premiums of £4,062 million (FY11: £4,110 million excluding RAC)reflect our underwriting discipline in challenging market conditions. We have grown in areas where good returns are available including personal motor, corporate and speciality risks and personal speciality lines, but have taken action to reduce exposure in unprofitable business segments, notably in some commercial lines. Personal motor premiums increased by 3% to £1,164 million (FY11: £1,126 million excluding RAC) and we have nearly 2.5 million personal motor customers, an increase of over 250,000 since the start of 2012. This is driven by new initiatives such as Quotemehappy and Multicar where our risk selection provides a key differentiator.
We continue to deliver good profitability in personal lines, with a personal motor combined operating ratio of 97% (FY11: 101% excluding RAC) in a softening market where we have seen rate reductions of 1%. Homeowner business also continues to be profitable with a combined operating ratio of 93%, despite the wet weather and modest rate increases of 3%.

2 Source: MET office, January 2013

Conditions in commercial lines continue to be challenging, with rating increases in single digits (6% in motor and 3% in property and liability). Commercial profitability has improved with a combined operating ratio of 104% (FY11: 105%), despite being adversely impacted by the latent claims strengthening and some large losses in commercial motor. Excluding the impact of latent claims, the commercial lines combined operating ratio would have been 101%.
      In Ireland, general insurance operating profit fell to £21 million (FY11: £32 million) driven by an £11 million reduction in investment returns to £27 million (FY11: £38 million) following actions to de-risk the portfolio, together with lower investment yields. The combined operating ratio has remained stable at 102% (FY11: 102%). Our disciplined approach to underwriting and the adverse economic conditions have impacted business volumes, with net written premiums 11% lower at £326 million (FY11: £367 million), although the reduction was only 5% on a constant currency basis. Progress has been made on the transformation programme with the branch disposal completed, and we are embedding underwriting techniques already in place in the UK into the Irish business to improve performance.

France
General insurance and health net written premiums were broadly level at £1,002 million (FY11: £1,016 million). This is a 6% increase on a local currency basis, mainly driven by rate increases.
General insurance and health operating profit decreased 34% to £95 million (FY11: £144 million). This decrease is due in part to the one-off release in 2011 of surplus reserve margins of £45 million to align with the Group's reserving policy. There was also adverse claims experience from the freeze experienced in February 2012, partly offset by a decrease in personal motor bodily injury claims. Despite these adverse impacts, the combined operating ratio remained strong at 95% (FY11: 90%).

Canada
In Canada net written premiums increased by 4% to £2,176 million (FY11: £2,083 million). This is due to a combination of improved retention levels and rate increases across both personal and commercial lines and new business growth largely in personal lines, contributing to a 2% increase in the number of policies.
The strong underwriting result of £139 million (FY11: £97 million) was achieved through the continued benefits of predictive analytics, underwriting and expense management discipline, together with some favourable prior year development, largely relating to the Ontario Auto reform, positively impacting our underwriting performance. As a result, the combined operating ratio improved to 93% (FY11: 95%).

Italy and Other
Total net written premiums for Italy and Other were £424 million (FY11: £484 million).
      In Italy general insurance net written premiums were 14% lower at £357 million (FY11: £416 million), a decrease of 8% on a local currency basis. The decrease compared to prior year is mainly driven by the decline of credit protection insurance on loan and mortgage protection products and reductions in personal motor business where portfolio cleansing has reduced volume but also contributed to an improvement in profitability in 2012.
      Operating profit improved to £53 million (FY11: £2 million loss) with the prior year result impacted by the reserve strengthening put through in Italy in 2011.

Higher growth markets
Overall net written premiums in the general insurance and health business rose to £274 million (FY11: £264 million). The general insurance combined operating ratio for higher growth markets deteriorated to 119% (FY11:117%) due to reserve strengthening and poor claims experience in Turkey. This was partly offset by lower claims resulting from underwriting and pricing actions, as well as positive prior year claims development in Poland.
      In Poland, general insurance net written premiums were stable at £65 million(FY11: £64 million), up 8% on a local currency basis, due to rate and volume increases across the commercial property and motor business portfolio.
      In Asia, net written premiums in the general insurance and health business increased 11% to £120 million (FY11: £108 million) due to strong business growth in Singapore and Indonesia. The operating loss reduced to £5 million (FY11: £8 million) mainly due to the release of unearned premium reserves resulting from a change in calculation methodology in Indonesia.
      In Turkey general insurance net written premiums decreased by 3% to £89 million (FY11: £92 million), a 3% increase on a local currency basis from rate increases offset by the exit of unprofitable business, which is expected to impact on future year's results.

Fund management

6 - Fund management

Geographical analysis of fund management adjusted operating profits

	2012 £m	2011 £m
Aviva Investors1	39	50
United Kingdom	11	11
Other	1	-
Total - continuing operations	51	61
Total - discontinued operations	55	49
Total	106	110

1  Aviva Investors operating profit for continuing operations of £39 million (FY11: £50 million) also includes profit from the Aviva Investors pooled pensions business of £3 million (FY11: £3 million), which is included in the life segment.

Worldwide fund management operating profit for continuing operations decreased to £51 million (FY11: £61 million), with the overall total operating profit broadly stable at £106 million (FY11: £110 million).

Aviva Investors
Operating profit was lower at £39 million in 2012 (FY11: £50 million). The reduction in operating profit was as a result of lower performance fees, partially offset by lower operating expenditure driven by cost savings.
      Investment performance was satisfactory with 69% of institutional funds performing above benchmark (where a benchmark exists) and 68% of funds ahead of peer group. Net funded external sales (excluding liquidity funds) in 2012 were £1.7 billion compared with £3.6 billion for FY11, a decrease of 53%. Sales in the UK were £2.4 billion lower, partly offset by sales in Asia which were £0.6 billion higher.

United Kingdom
United Kingdom operating profit of £11 million relates solely to the Aviva UK investment business (FY11: £11 million) which has remained stable year on year.

Funds under management
Funds under management at 31 December 2012 were £349 billion (FY11: £337 billion).

	2012			2011
	Aviva Investors £m	Other Aviva and external managers £m	Total £m	Aviva Investors £m	Other Aviva and external managers £m	Total £m
Internal funds under management	220,151	55,876	276,027	210,341	58,663	269,004
Third party funds under management	54,333	18,781	73,114	52,165	15,392	67,557
Funds under management	274,484	74,657	349,141	262,506	74,055	336,561
Discontinued operations	(38,148)	-	(38,148)	(37,110)	-	(37,110)
Total Funds under management (excluding discontinued operations)	236,336	74,657	310,993	225,396	74,055	299,451

Total funds managed by Aviva Investors (including discontinued operations) were up 5% to £274 billion (FY11: £263 billion), with assets managed for external clients increasing 4% to £54 billion (FY11: £52 billion). The growth in funds under management was due to positive third party net flows and capital appreciation, partly offset by negative internal flows.
      Further analysis is given within the IFRS supplement, note A21.

Capital management

7 - Capital generation and utilisation
The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operating capital generation a key financial priority.
      Operating capital generation for the full-year 2012 was £2.0 billion. Life businesses generated £2.1 billion of capital (FY11: £2.3 billion), with a further £0.6 billion (FY11: £0.6 billion) generated by the general insurance and fund management businesses and other operations. Capital invested in new business was £0.7 billion (FY11: £0.8 billion), and continues to benefit from management actions to improve capital efficiency. The £0.7 billion of capital investment is primarily in life new business with the impact of capital investment in non-life business broadly neutral over the period.

	2012 £bn	2011 £bn
Operating capital generation:
Life in-force profits1	2.1	2.3
General insurance, fund management and other operations profits	0.6	0.6
Operating capital generated before investment in new business	2.7	2.9
Capital invested in new business	(0.7)	(0.8)
Operating capital generated after investment in new business	2.0	2.1

1 The Life in-force profits in 2012 exclude the negative impact of a true up relating to a prior estimate of required capital, which is included in the MCEV Free Surplus Emergence, as this does not impact the actual capital generated in 2012.

Operating capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
- Operating profits for the general insurance and non-life businesses (net of tax and minorities);

-  Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature

-  Post deconsolidation on 6 May 2011, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and other operations profits on an IFRS basis.

The amount of operating capital remitted to Group is dependent upon a number of factors including non-operating items and local regulatory requirements.

8 - Economic Capital

The economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required economic capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Analysis of Change

2012 £bn
Economic capital surplus position at 31 December 2011	3.6
MCEV operating earnings	0.9
Economic variances	0.7
Other non-operating items	(0.6)
Dividend and appropriations, and shares issued in lieu of dividends	(0.7)
Net impact of fixed rate note issuance/call	0.2
Other	0.4
Change in available economic capital	0.9
Impact of trading operations and other	0.4
Impact of credit hedging	0.2
Capital requirement benefits from Delta Lloyd partial sell-down	0.2
Change in diversified required economic capital	0.8
Estimated economic capital surplus position at 31 December 2012	5.3
Proforma impacts	1.8
Estimated proforma economic capital surplus position at 31 December 2012	7.1

The estimated economic capital position has increased by £1.7 billion to £5.3 billion at 31 December 2012 with a corresponding increase in the cover ratio from 130% to 147%. Including the benefit of transactions announced in December 2012 which are expected to complete in 2013 (the disposal of the US and transfer of Aseval) and transactions announced in January 2013 (the disposal of Delta Lloyd and Malaysia) increases the estimated economic capital position to £7.1 billion with a cover ratio of 172%. The proforma cover ratio is within the Group's external target of between 160% and 175%. The improvement over the year has been driven by an increase in available economic capital (reflecting operating profits, favourable market movements, and the net favourable impact of hybrid issuance) and a reduction in required capital (reflecting primarily the benefit of management actions, including the benefits of hedging activity and the sell-down in Delta Lloyd in July 2012).

9 - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	31 December 2012 £bn	31 December 2011 £bn
Insurance Groups Directive (IGD) capital resources	5.2	9.2	14.4	14.1
Less: capital resources requirement (CRR)	(5.2)	(5.4)	(10.6)	(11.9)
Insurance Group Directive (IGD) excess solvency	-	3.8	3.8	2.2
Cover over EU minimum (calculated excluding UK life funds)		1.7 times		1.3 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £1.6 billion since 31 December 2011 to
£3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2011	2.2
Operating profits net of other income and expenses	0.9
Dividend and appropriations, net of shares issued in lieu of dividends	(0.7)
Market movements including foreign exchange1	1.3
Pension scheme funding	(0.2)
Movement in hybrid debt	0.2
UK reinsurance transactions	0.1
Increase in Capital Resources Requirement	(0.1)
Other regulatory adjustments	(0.1)
Estimated IGD solvency surplus at 31 December 2012	3.8

1 Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

On a proforma basis the estimated IGD solvency surplus at 31 December 2012 is £3.9 billion.  The proforma 31 December 2012 position includes the impact of the announced disposals of the Aviva US Life and annuities business and related asset management operations, Malaysia and Aseval held for sale in the Group IFRS balance sheet.

Group IGD sensitivity
At 31 December 2012 the sensitivity of the Group's proforma IGD surplus to a 10% fall in global equity markets or a rise of 1% in global interest rates is as follows:

	2012 £bn	Equities down 10% £bn	Interest rates up 1% £bn
Proforma IGD Group surplus1	3.9	(0.0)	(0.2)

1   The impact of sensitivities on the pro forma position includes announced Aviva Group disposals effective in 2013 of the Aviva US Life and annuities business and related asset management operations, Malaysia, Aseval and the investment in Delta Lloyd.

The Group proactively manages its balance sheet risk through monitoring, stress analysis and our hedging programme,  with exposures to equities and interest rates significantly reducing in the half year. As a result the Group's pro forma IGD surplus is resilient to global equity market falls and a 1% global interest rate rise.
      The Group's proforma IGD surplus would be approximately £3.8 billion in the event of a 40% fall in equity markets from the
31 December 2012 position, reflecting the reduction in sensitivities as a result of the disposals and the hedging that the Group currently has in place.
      The impact of a 1% rise in global interest rates is calculated with reference to the regulatory value of debt securities in continental Europe being capped to local minimum capital requirements in participating funds. This provides the Group's proforma IGD surplus protection from immediate market losses on debt securities.

10 - Return on equity and equity sensitivity analysis

On an IFRS basis return on equity shareholders' funds is 10.3% (FY11: 12.0%), falling as a result of the lower operating return.

IFRS basis	2012%	2011%
Life assurance	13.7%	13.3%
General insurance and health	10.8%	13.8%
Fund management	19.6%	25.5%
Other business	12.3%	124.4%
Corporate1	n/a	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	9.2%	10.5%
Delta Lloyd	10.8%	5.7%
United States	5.5%	3.2%
Return on total capital employed	8.7%	8.6%
Subordinated debt	4.9%	4.9%
External debt	2.4%	1.3%
Return on total equity	10.1%	10.2%
Less: Non-controlling interest	12.0%	6.0%
Direct capital instrument and fixed rate tier 1 notes	5.6%	4.3%
Preference capital	8.5%	8.5%
Return on equity shareholders' funds	10.3%	12.0%

1 The corporate ROCE has been reported as 'n/a' as the opening capital is impacted by movements in the pension scheme, thereby making the percentage incomparable with the prior year.

Equity sensitivity analysis
The sensitivity of the group's total equity, excluding Delta Lloyd and US, on an IFRS basis and MCEV basis at 31 December 2012 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2011 £bn	IFRS basis	31 December 2012 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
11.2	Long term	11.5	(0.1)	(0.3)	(0.3)
5.6	General insurance and other	4.6	(0.1)	(0.4)	0.5
(5.3)	Borrowings2	(5.1)	-	-	-
11.5	Total equity3	11.0	(0.2)	(0.7)	0.2

			Equities down 10%
31 December 2011 £bn	MCEV basis	31 December 2012 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
14.1	Long term1	16.3	(0.1)	(0.3)	(0.2)	(1.1)
5.6	General insurance and other	4.6	(0.1)	-	(0.4)	0.5
(5.3)	Borrowings2	(5.1)	-	-	-	-
14.4	Total equity3	15.8	(0.2)	(0.3)	(0.6)	(0.6)

1 Assumes MCEV assumptions adjusted to reflect revised bond yields.
2 Comprising external and subordinated debt.
3 Note that total equity excludes the US and Delta Lloyd.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.1 billion.
      The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

11 - Net asset value
At the end of FY12, IFRS net asset value per share was 278 pence (FY11: 435 pence). This movement was driven by operating profits offset by adverse investment variances and impairment of goodwill and intangibles in the US, following the agreement to sell Aviva USA's life and annuities business and related asset management operations in December 2012. In addition, integration and restructuring costs, payment of the dividend and actuarial losses on the staff pension scheme also contributed to the decrease in net asset value per share.
      MCEV net asset value per share has also decreased to 422 pence (FY11: 441 pence). This movement was driven by operating profits and positive investment variances offset by integration and restructuring costs, payment of the dividend and actuarial losses on the staff pension scheme. The impact of the agreement to sell Aviva USA is positive under MCEV and offsets the goodwill and intangible assets impairment in other markets.

	IFRS		MCEV
	2012 £m	2011 £m	2012 £m	2011 £m
Total equity at 1 January	15,363	17,725	15,495	20,205
Movement in Delta Lloyd equity to 6 May 2011:
(Loss)/profit after tax recognised in the income statement, excluding loss on disposal	-	(492)	-	(74)
Other comprehensive income, net of tax	-	82	-	131
Other net equity movements	-	(10)	-	(41)
	-	(420)	-	16
Deconsolidation of Delta Lloyd:
Movement in ordinary shareholders' equity	-	(632)	-	(157)
Movement in non-controlling interests	-	(1,770)	-	(1,484)
	15,363	14,903	15,495	18,580

Operating profit after tax - continuing operations	1,395	1,563	1,469	2,087
Operating profit after tax - discontinued operations	161	85	(256)	154
Non-operating items after tax - continuing operations	(1,597)	(1,146)	305	(4,165)
Non-operating items after tax - discontinued operations	(3,009)	82	241	(862)
Actuarial gains/(losses) on pension schemes	(830)	974	(830)	974
Foreign exchange rate movements	(200)	(254)	(145)	(461)
Other comprehensive income, net of tax - continuing operations	202	(106)	165	(310)
Other comprehensive income, net of tax - discontinued operations	68	-	(14)	-
Dividends and appropriations net of scrip	(720)	(506)	(720)	(506)
Other net equity movements	527	(232)	520	4
Total equity at 31 December	11,360	15,363	16,230	15,495

Preference share capital, direct capital instruments and fixed rate tier 1 notes	(1,582)	(1,190)	(1,582)	(1,190)
Non-controlling interests	(1,574)	(1,530)	(2,214)	(1,476)
Net assets attributable to Ordinary shareholders of Aviva plc at 31 December (excluding preference shares)	8,204	12,643	12,434	12,829
Number of shares	2,946	2,906	2,946	2,906
Net asset value per share	278p	435p	422p	441p

For more information on MCEV reporting please refer to Supplement 2 MCEV Financial Statements.

12 - Financial flexibility

The Group's borrowings are primarily comprised of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.4 billion, the majority of which was held within Aviva Insurance Limited at the 2012 year end, the Group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

Analysis of assets

13 - Exposures to peripheral European sovereign debt

Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation in those funds.
      Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (FY11: £6.4 billion), a decrease of £1.5 billion. Gross of non-controlling interests,
82% of our shareholder asset exposure to Italy arises from investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.3	-	0.2	0.4	0.5
Portugal	0.3	0.2	-	-	0.3	0.2
Italy	4.5	5.6	0.4	0.8	4.9	6.4
Spain	0.9	0.8	0.5	0.3	1.4	1.1
Total Greece, Ireland, Portugal, Italy and Spain	6.1	6.9	0.9	1.3	7.0	8.2

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn	31 December 2012 £bn	31 December 2011 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.4	-	0.2	0.4	0.6
Portugal	0.3	0.2	-	-	0.3	0.2
Italy	8.5	9.7	0.6	1.1	9.1	10.8
Spain	1.3	1.0	0.9	0.6	2.2	1.6
Total Greece, Ireland, Portugal, Italy and Spain	10.5	11.3	1.5	1.9	12.0	13.2

Other

Other Operating Profit Items
The following notes provide further detail on components of the Group's other operating profit and loss items.
14 - Other operations

	2012 £m	2011 £m
Developed markets	(72)	(47)
Higher growth markets	(7)	(25)
Other Group operations1	(125)	(132)
Total - continuing operations	(204)	(204)
Total - discontinued operations	(4)	(5)
Total	(208)	(209)
1 Other Group operations include Group and regional head office costs.

Other operations relate to non insurance activities and primarily include costs associated with our Group and regional head offices. Total costs in continuing operations have remained flat at £204 million (FY11: £204 million). Of the £72 million costs in Developed markets, £54 million arose in the United Kingdom and Ireland, of which £22 million was due to RAC pension scheme expenses and
£19 million relates to head office costs in Ireland. Other Group operations incurred costs of £125 million (FY11: £132 million) and included £48 million relating to the running costs of Aviva Europe and North America regional offices, which have subsequently both been closed, Group banking and finance charges of £26 million and marketing spend of £22 million.
      Note A22 in the IFRS supplement gives further information on the operational cost base.

15 - Corporate centre

	2012 £m	2011 £m
Project spend	(23)	(19)
Central spend and share award costs	(113)	(119)
Total	(136)	(138)

Corporate centre costs have decreased slightly to £136 million (FY11: £138 million). This was driven by a reduction in central spend and share award costs, partly offset by higher project costs, including the impact of meeting greater financial and regulatory requirements.

16 - Group debt costs and other interest

	2012 £m	2011 £m
External debt
Subordinated debt	(294)	(302)
Other	(23)	(22)
Total external debt	(317)	(324)
Internal lending arrangements	(307)	(278)
Net finance charge on main UK pension scheme	(35)	(46)
Total - continuing operations	(659)	(648)
Total - discontinued operations	(12)	(13)
Total	(671)	(661)

Group debt costs and other interest for continuing operations of £659 million (FY11: £648 million)included external interest on borrowings (mainly subordinated debt), internal lending arrangements and the net finance charge on the main UK pension scheme. External interest costs decreased to £317 million (FY11: £324 million) and interest costs on internal lending arrangements increased to £307 million (FY11: £278 million)due to changes in internal debt balances during the year.
      The UK pension scheme net charge represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge reduced by £11 million to £35 million (FY11: £46 million)due to a decrease in the discount rate and significant increase in the value of the assets at the beginning of the year.

Non-Operating Profit Items
The following notes provide further detail on components of the Group's non-operating profit items.

17 - Integration and restructuring costs
Integration and restructuring costs for continuing operations were £461 million (FY11: £261 million). This cost relates to restructuring and transformation activity we have taken to align our business operations with our strategy, including the Group's Simplify programme (£165 million), Ireland transformation (£130 million) including the merger of our UK and Ireland businesses, £24 million in relation to the transformation of Aviva Investors and £25 million in respect of other restructuring activities. This also includes a cost of £117 million relating to preparing the business for the implementation of Solvency II.

18 - Life Business: Investment return variances and economic assumption changes
(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	2012 £m	2011 £m
Investment variances and economic assumptions - continuing operations	(620)	(897)
Investment variances and economic assumptions - discontinued operations	342	(719)
Investment variances and economic assumptions	(278)	(1,616)

For continuing operations, negative investment variances of £620 million (2011: £897 million negative)mainly relate to the UK. The total for the UK includes increasing the allowance for credit risk defaults on UK commercial mortgages together with some adverse current year experience on this portfolio, and the cost of de-risking activity.  Elsewhere, positive variances in Spain and France were offset by a negative variance in Italy.  In the prior period, the negative variance resulted from market falls and increased volatility in asset values in all major markets.
      The positive variance of £342 million for discontinued operations relates to the US, driven by reductions in interest rates and credit spreads and the impact of favourable equity market performance on embedded derivatives.  The prior period negative variance (2011: £719 million negative) also includes the result for Delta Lloyd up to the partial disposal on 6 May 2011of £820 million.  Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. Over the period up to the partial disposal, the AAA collateralised bond credit spread narrowed by about 80bps as a result of changes in the underlying bond index, which was the main driver of the negative variance.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
      The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities		Properties
	2012%	2011%	2012%	2011%
United Kingdom	5.8%	7.2%	4.3%	5.7%
Eurozone	5.9%	6.9%	4.4%	5.4%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's life business.
      For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risk. Where such securities are classified as available for sale, such as in the United States, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

19 - General insurance and health business: Short-term fluctuation in return on investments

General Insurance and health - continuing operations	2012 £m	2011 £m
Net Investment Income	823	725
Foreign exchange on unrealised gains/losses and other charges	(97)	(99)
	726	626
Analysed between:
Longer-term investment return, reported within operating profit	708	750
Short-term fluctuations in investment return, reported outside operating profit	18	(124)
	726	626
Short-term fluctuations on general insurance and health	18	(124)
Short-term fluctuations on other operations1	(11)	(142)
Total short-term fluctuations as per Group operating profit - continuing operations	7	(266)
Total short-term fluctuations as per Group operating profit - discontinued operations	-	(60)
Total short-term fluctuations as per Group operating profit	7	(326)

1 Represents assets backing non-life business in France holding company.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
      The general insurance and health short-term fluctuation includes the impact of the unrealised and realised gains on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements.  The increase in short-term fluctuation in 2012 compared with 2011 is mainly due to an improvement in fixed income security market values.
      The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	2012 £m	Restated 2011 £m
Debt securities	9,297	9,371
Equity securities	774	551
Properties	139	152
Cash and cash equivalents	2,535	2,315
Other	5,997	6,476
Assets supporting general insurance and health business	18,742	18,865
Assets supporting other non-life business1	206	268
Total assets supporting non-life business	18,948	19,133

Figures for 2011 have been restated to include loan balances supporting general insurance and health business, which contribute to the longer-term investment return

1 Represents assets in France holding company backing non-life business.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return equities		Longer-term rates of return property
	2012%	2011%	2012%	2011%
United Kingdom	5.8%	7.2%	4.3%	5.7%
Ireland	5.9%	6.9%	4.4%	5.4%
France	5.9%	6.9%	4.4%	5.4%
Canada	5.8%	7.0%	4.3%	5.5%
Netherlands - Discontinued	-	6.9%	-	5.4%

The underlying reference rates are at E18 within the MCEV financial supplement.

20 - General insurance and health business: Economic assumption changes

Economic assumption changes of £21 million adverse (FY11: £90 million adverse)arise mainly as a result of the reduction in the swap rates used to discount latent claims reserves.

21 - Impairment of goodwill, associates, joint ventures and other amounts expensed

Impairment of goodwill, associates and joint ventures is a charge of £842 million (FY11: £392 million charge). This is primarily driven by an impairment of £782 million in relation to goodwill on the US business (recognised at HY12). In addition, impairments have been recognised across a number of businesses reflecting the continuing difficult trading conditions. This includes an impairment of £147 million in respect of the Group's Indian associate, an impairment of £76 million in relation to goodwill on our Spanish businesses, an impairment of £33 million in relation to the Italian business and a small write down of £9 million in respect of the Group's Korean joint venture. These write offs are partly offset by a reversal of the impairment recognised in FY11 in respect of our investment in Delta Lloyd of £205 million.
      The total write-down relating to the United States goodwill and intangibles is £911 million, with £782 million within this total and £129 million included within impairment of intangibles.

22 - Loss/profit on the disposal and remeasurement of subsidiaries and associates

The total Group loss on disposal and remeasurement of subsidiaries and associates, is £2,523 million (FY11: profit of £533 million).  Following the agreement to sell Aviva US Life and annuities business and related asset management operations ('US Life') in December 2012, US Life has been remeasured to expected sale proceeds less transaction costs. This has resulted in a charge of £2,359 million within discontinued operations.  A charge of £21 million relates to residual costs relating to the sale of RAC in September 2011. The remaining balance principally relates to the disposal of the shares of Delta Lloyd as an associate.

23 - Exceptional items

Exceptional items are those items that in the Directors' view are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. There are no exceptional items in 2012 (FY11: £57 million loss).

24 - Share of the results of Delta Lloyd as an associate

The Group's share of the results of its associate interest in Delta Lloyd for the period is an expense of £304 million. This includes operating profit of £112 million, a non-operating charge of £523 million (which primarily reflects the adverse impact of investment variances relating to differing movements in the asset and liability yield curves used by Delta Lloyd) and a tax credit of £107 million.
In addition, as described in note 21 above, an amount previously recognised in FY11 as an impairment of £205 million has been reversed during the year.

End of part 2 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 March 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary